Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
The following description summarizes certain important terms of the capital stock of KnowBe4, Inc. (the “company,” “we,” “us,” and “our”), as well as certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, our amended and restated investors’ rights agreement dated as of July 2, 2019, as amended (the “Investors’ Rights Agreement”), each previously filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our amended and restated certificate of incorporation, amended and restated bylaws, the Investors’ Rights Agreement and the applicable portions of the DGCL carefully.
Authorized Capital Stock
Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 500,000,000 shares of Class B common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share. All of our outstanding shares of common stock are fully paid and nonassessable.
Common Stock
We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, and holders of our Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, in each case, including the election of directors. Our stockholders do not have cumulative voting rights.
Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class A common stock and at least a majority of the outstanding shares of our Class B common stock, each voting separately as a class, is required (i) to approve certain merger and change of control transactions and (ii) in order for the Class A common stock and the Class B common stock to be treated differently with respect to, among other things, dividends, distributions and the consideration paid or distributed to stockholders in a change of control. In addition, Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Class A common stock and Class B common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our Class A common stock and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Rights and Preferences
Our common stock is not entitled to preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Exhibit 4.1
Conversion of Class B Common Stock
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Future transfers by holders of shares of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, including but not limited to, certain transfers effected for estate planning purposes and transfers among affiliates, to the extent the transferor continues to remain an affiliate. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.
All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the earlier of April 26, 2026 or the affirmative vote of the holders of 66 2/3% of the voting power of our outstanding Class B common stock. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, without further action by our stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control of our company or other corporate action.
Registration Rights
Certain holders of our capital stock or their transferees have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we may file pursuant to the Investors’ Rights Agreement, between us and such stockholders. These stockholders may request that we file registration statements under the Securities Act of 1933, as amended, (the “Securities Act”), and, upon such request and subject to minimum size and other conditions, we will be required to effect any such registration. We are generally obligated to bear the expenses, other than underwriting discounts, sales commissions and applicable stock transfer taxes, of all of these registrations. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Investors’ Rights Agreement, a copy of which has been filed as an exhibit to this Annual Report on Form 10-K.
The registration rights terminate upon the earliest of (i) April 23, 2026, (ii) immediately prior to the completion of certain liquidation events and (iii) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights can sell all of such holder’s registrable securities during any 90-day period pursuant to Rule 144 promulgated under the Securities Act.
Demand Registration Rights
Certain holders of our capital stock are entitled to certain demand registration rights. The holders of at least 30% of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, after deducting underwriting discounts and expenses, is at least $10 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 120 days.
Form S-3 Registration Rights
As soon as reasonably practicable after we are eligible to use Form S-3, we have agreed to use our commercially reasonable efforts to file and cause to be declared effective a registration statement on Form S-3 (the “Shelf Form S-3”). We are required to provide notice to the holders of the shares having these rights then outstanding and we have agreed to include any shares requested to be included in response to such notice on the Shelf Form S-3. We are obligated to maintain the effectiveness of the Shelf Form S-3 until the date on which all the shares having these rights have been sold or have otherwise ceased to be entitled to such rights.
From time to time after the Shelf Form S-3 has been declared effective, holders of these rights may request to sell their shares they hold as long as the registration has anticipated aggregate proceeds, after deducing underwriting discounts and expenses, of at least $5 million and that such holder sells all of the shares held by such holder in an underwritten shelf takedown offering that is registered pursuant to the Shelf Form S-3. We are not obligated to effect

Exhibit 4.1
an underwritten shelf takedown within 90 days of another shelf takedown or, if longer, until the date on which the lock-up obligations from the previous underwritten takedown expire. Holders of these rights also have the right to request that we facilitate certain underwritten block trades as well.
Piggyback Registration Rights
Certain holders of our capital stock are entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, these holders of our outstanding shares of our capital stock may request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, this right applies whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to any employee benefit plan, (ii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form that does not permit secondary sales or (iv) a registration in which the only common stock registered is that issuable upon conversion of debt securities that are also being registered.
Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Certain provisions of Delaware law and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
Dual Class Common Stock
As described above, our amended and restated certificate of incorporation provides for a dual class common stock structure, which will provide holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Preferred Stock
Our amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, 100,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
Classified Board
Our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.
Removal of Directors
Our amended and restated certificate of incorporation provides that stockholders may only remove a director for cause.
Director Vacancies
Our amended and restated certificate of incorporation provides that our board of directors may fill vacant directorships.
No Cumulative Voting
Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulate votes.
Special Meetings of Stockholders

Exhibit 4.1
Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by (i) an officer of the company pursuant to a resolution adopted by our board of directors, (ii) the chairperson of our board of directors, (iii) our Chief Executive Officer, or (iv) our president (in the absence of a Chief Executive Officer.
Advance Notice Procedures for Director Nominations
Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders or seeking to propose matters that can be acted upon by stockholders at annual stockholder meetings must provide timely notice thereof in writing. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. Our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.
Amending our Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL, except that amendment of certain provisions requires the approval of at least 66-2/3% of the combined voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors. Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least majority of the stockholders entitled to vote, except for any amendment of certain provisions, which would require the approval of at least 66-2/3% of the total voting power of the outstanding securities, voting together as a single class. Additionally, our amended and restated certificate of incorporation provides that our bylaws may be amended, altered or repealed by our board of directors.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of the Nasdaq Stock Market LLC, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Jurisdiction
Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim arising pursuant to the DGCL, any action regarding our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Business Combinations with Interested Stockholders
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

Exhibit 4.1
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at 66-2/3% of our outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation provides that any interested stockholder who became an interested stockholder prior to our initial public offering and Mr. Sjouwerman and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Listing on the Nasdaq Global Select Market
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “KNBE.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.